Nasdaq Regulation

Nasdaq

Meenal Singh
Vice President
US Market Surveillance

September 10, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 15, 2026, The Nasdaq Stock Market (the "Exchange") received from Goldman Sachs ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Shares of beneficial interest, no par value per share, of:

Goldman Sachs Data Enhanced Emerging Markets Equity ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,